UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Capital Senior Living Corporation.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475104

(CUSIP Number)

Merihan Tynan

Cove street capital, llc

2101 East El Segundo Boulevard

Suite 302

El Segundo, California 90245

(424) 221-5897

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140475104

1	NAME OF REPORTING PERSON

Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,436,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,664,187 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,664,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5% (2)
14	TYPE OF REPORTING PERSON

IA

(1) The shared dispositive power includes 228,100 shares of a separately managed account, where CSC does not have any voting power over.

(2) The percentage was calculated based on 31,176,409 shares of Common Stock outstanding as of July 27, 2018 as reported on the Form 10-Q filed by the Issuer on August 1, 2018.

2

CUSIP NO. 140475104

1	NAME OF REPORTING PERSON

Jeffrey Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,436,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,664,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,664,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 140475104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Capital Senior Living Corporation. (the “Issuer”). The address of the principal executive offices of the Issuer is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), with respect to the Shares beneficially owned by it; and
(ii)	Jeffrey Bronchick, as a member of CSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 2101 East El Segundo Boulevard, Suite 302, El Segundo, California 90245.

(c)       The principal business of CSC is providing investment advisory and investment management services. Mr. Bronchick serves as a member of CSC.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Bronchick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,664,187 Shares beneficially owned by CSC is approximately $30,236,546, including brokerage commissions.

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CUSIP NO. 140475104

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. As such, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC’s clients or dispose of some or all of CSC’s current holdings of the Securities in the ordinary course of CSC’s business and the management of its client accounts.

In recent conversations with the Board, the Reporting Persons have noted the following: the importance of evaluating all strategic alternatives in parallel with the search for a replacement for retiring Chief Executive Officer Larry Cohen, and the strong need to improve corporate governance, particularly the removal of the staggered nature of the Board and the consideration of new Board members. The Reporting Persons expect to continue their discussions with the Board regarding these, and potentially other, recommended courses of action.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board regarding the composition of the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,176,409 Shares outstanding, as of July 27, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2018.

A.	CSC
(a)	As of the close of business on September 27, 2018, CSC beneficially owned 2,664,187 Shares.

Percentage: 8.5%

5

CUSIP NO. 140475104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,436,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,664,187

(c)	The transactions in the Shares by CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Bronchick
(a)	Mr. Bronchick, as a member of CSC, may be deemed the beneficial owner of the 2,664,187 Shares owned by CSC.

Percentage: 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,436,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,664,187

(c)	Mr. Bronchick has not entered into any transactions in the past 60 days. The transactions in the Shares on behalf of CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 28, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with Respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between Cove Street Capital, LLC and Jeffrey Bronchick, dated September 28, 2018.

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CUSIP NO. 140475104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2018

COVE STREET CAPITAL, LLC

By:	/s/ Merihan Tynan
	Name:	Merihan Tynan
	Title:	Chief Compliance Officer; Principal

/s/ Jeffrey Bronchick
Jeffrey Bronchick

7

CUSIP NO. 140475104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Cove Street capital, llc

Sale of Common Stock	20,290	9.95	07/31/2018
Purchase of Common Stock	39,554	7.37	08/06/2018
Purchase of Common Stock	77,033	7.49	08/07/2018
Purchase of Common Stock	49,600	7.71	08/08/2018
Purchase of Common Stock	123,900	7.53	08/10/2018
Purchase of Common Stock	80,000	7.41	08/14/2018
Purchase of Common Stock	46,500	7.53	08/16/2018
Purchase of Common Stock	50,000	8.25	08/22/2018
Purchase of Common Stock	7,000	8.79	09/04/2018